FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — AGM calling and Agenda	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary of the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
The Board of Directors of TELEFÓNICA, S.A., has resolved to call the Annual General Shareholders’ Meeting to be held in Madrid, at the Recinto Ferial de la Casa de Campo, Pabellón de Cristal, Avenida de Portugal, s/n, on June 2, 2010, at 1:00 pm on first call, or, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on first call, on June 3, 2010, at 1:00 pm on second call, at the same place.
The Agenda of the Annual General Shareholders’ Meeting that has been approved in the aforesaid Board’s meeting, is the following:
AGENDA
I.
Examination and approval, if applicable, of the Individual Annual Accounts, the Consolidated Financial Statements (Consolidated Annual Accounts) and the Management Report of Telefónica, S.A. and of its Consolidated Group of Companies, as well as of the proposed allocation of profits/losses of Telefónica, S.A. and the Management of its Board of Directors, all with respect to Fiscal Year 2009.

II.	Compensation of shareholders: Distribution of a dividend to be charged to Unrestricted Reserves

III.	Authorization for the acquisition of the Company’s own shares, directly or through Companies of the Group.

IV.
Delegation to the Board of Directors of the power to issue debentures, bonds, notes and other fixed-income securities, be they simple, exchangeable and/or convertible, granting the Board, in the last case, the power to exclude the pre-emptive rights of shareholders, as well as the power to issue preferred shares and the power to guarantee issuances by the companies of the Group.

V.	Re-election of the Auditor for Fiscal Year 2010.

VI.	Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the General Shareholders’ Meeting.
Madrid, April 28th , 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: April 28th, 2010	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors